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17017889

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2016 (MM/DD/YY) AND ENDING 03/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coordinated Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

704 River Place
(No. and Street)

Madison	WI	53716
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracy Williams 608-221-4545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

777 E Wisconsin Ave, 32nd Fl	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mari J. Buechner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coordinated Capital Securities, Inc., as of March 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Coordinated Capital Securities, Inc.
Madison, Wisconsin

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Coordinated Capital Securities, Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which Coordinated Capital Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Coordinated Capital Securities, Inc. stated that Coordinated Capital Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Coordinated Capital Securities, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Coordinated Capital Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
May 24, 2017

COORDINATED CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
As of March 31, 2017

ASSETS

Cash and cash equivalents	$ 367,640
Commissions receivable	384,481
Deposit with clearing broker dealer	28,443
Intangible asset	42,000
TOTAL ASSETS	$ 822,564

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Commissions payable	$ 154,007
Accrued expenses	28,120
Total liabilities	182,127
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 56,000 shares authorized; 6,000 shares issued and outstanding	6,000
Additional paid-in capital	244,476
Retained earnings	389,961
Total Stockholder's Equity	640,437
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 822,564

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF INCOME
For the Year Ended March 31, 2017

REVENUE	
Commissions	$ 7,111,093
Other income	768,512
Total revenue	7,879,605
OPERATING EXPENSES	
Commissions, other compensation and related benefits	6,071,741
Management fees and incentive bonuses	1,325,000
Clearing and execution costs	171,288
Other operating expenses	243,003
Total operating expenses	7,811,032
NET INCOME	$ 68,573

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended March 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCES, April 1, 2016	$ 6,000	$ 244,476	$ 321,388	$ 571,864
Net Income	-	-	68,573	68,573
BALANCES, March 31, 2017	$ 6,000	$ 244,476	$ 389,961	$ 640,437

See accompanying notes to financial statements.

COORDINATED CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 68,573
Adjustments to reconcile net income to net cash flows used in operating activities	
Changes in operating assets and liabilities	
Commissions receivable	10,465
Commissions payable	(119.090)
Accrued expenses	(485)
Net cash flows used by operating activities	(40,537)
Net Change in Cash and Cash Equivalents	(40,537)
CASH AND CASH EQUIVALENTS - Beginning of Year	408,177
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 367,640

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Coordinated Capital Securities, Inc. (the "Company") is a Wisconsin corporation formed on December 8, 1982 for the purpose of conducting business in financial services. The Company offers mutual funds, variable insurance products, college savings plans and alternative investments with investment companies and sponsors throughout the United States. The Company also offers securities on a fully disclosed basis through its clearing broker dealer. The Company is a state-registered investment advisor and also provides discount brokerage services through its division, Coltrane Securities. The Company is a wholly-owned subsidiary of Coordinated Capital Holdings, Inc. (the "Parent").

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At times, these accounts may exceed federally insured limits. As a result, the Company is exposed to custodial credit risk.

Commissions Receivable

The Company uses the allowance method to account for uncollectible commissions receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of commissions receivable. As of March 31, 2017, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Intangible Asset

The customer list is carried at the total carrying amount. Each year the Company reviews the list and assesses the active customer base to determine if an impairment is necessary. No impairment was considered necessary as of March 31, 2017.

Commission Revenue

The Company recognizes revenue at the time new applications are completed and submitted or at the time the commissions are received for existing account transactions. Transactions involving registered traded securities in brokerage accounts are processed through a clearing broker dealer and commissions are recorded on a trade date basis.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company is included in the consolidated return of the Parent. The Company pays the income tax for which they are liable.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. There were no such positions as of March 31, 2017. The Company accrues interest and penalties related to unrecognized tax positions. As of March 31, 2017 the Company had no accrued interest and penalties related to unrecognized tax positions.

Exemptive Provision

With respect to all securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker dealer and promptly transmit all customer funds and securities to the clearing broker dealer. The clearing broker dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker dealer.

As a result of the provisions disclosed in the preceding paragraph, the Company is exempt from the remaining provisions of Rule 15c3-3.

Guarantees and Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

As of March 31, 2017, the Company had net capital of $553,182 which was $503,182 in excess of its net capital requirement of $50,000. The Company's net capital ratio as of March 31, 2017 was .33 to 1.

NOTE 3 - Off Balance Sheet Risk

As discussed in Note 1, the Company offers securities that are introduced on a fully disclosed basis with its clearing broker dealer. For these transactions, the clearing broker dealer is responsible for the execution, collection and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

NOTE 4 - Related Party Transactions

The Company is wholly-owned by the Parent. Through common ownership/management, the Company is also affiliated with Coordinated Capital Consultants of Wisconsin, Inc., and Coordinated Partners, Inc. Coordinated Partners, Inc. is the general partner of several limited partnerships.

During the year ended March 31, 2017, the Company paid management fees of $960,000 to the Parent. Included in these fees were reimbursements for office space, administrative assistance, and other miscellaneous operating expenses. The Company also paid an incentive bonus of $365,000 to the Parent based on capital levels of the Company, which is included in management fees and incentive bonuses on the Statement of Income.

NOTE 5 - Fair Value Measurements

Accounting guidance for fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
- Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

NOTE 5 - Fair Value Measurements (cont.)

- Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a description of the valuation methodologies used by the Company for investments measured at fair value:

Cash and cash equivalents. These securities are valued based on quoted prices in an active market and are classified within Level 1 of the valuation hierarchy.

The following is a summary of the valuation hierarchy used for the Company's cash equivalents as of March 31, 2017:

	Level 1	Level 2	Level 3	Total Fair Value
Cash and cash equivalents	$ 367,640	$ -	$ -	$ 367,640
	$ 367,640	$ -	$ -	$ 367,640

NOTE 6 – Subsequent Events

The Company has evaluated subsequent events through May 24, 2017, which is the date that the financial statements were approved and available to be issued. No subsequent events were noted.

SUPPLEMENTAL INFORMATION

COORDINATED CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION CAPITAL RULE
As of March 31, 2017

AGGREGATE INDEBTEDNESS	
Commission payable	$ 154,007
Accrued expenses	28,120
Total Aggregate Indebtedness	$ 182,127
Minimum required net capital (based on aggregate indebtedness)	$ 12,142
NET CAPITAL	
Stockholder's equity	$ 640,437
Deductions:	
Non-allowable commissions receivable	44,686
Haircuts on investments	569
Other long-term assets	42,000
Net Capital	553,182
Net capital requirement (Minimum)	50,000
Capital in excess of minimum requirement	$ 503,182
Ratio of aggregate indebtedness to net capital	.33 to 1

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

COORDINATED CAPITAL SECURITIES, INC.

(A Wholly-Owned Subsidiary of Coordinated Capital Holdings, Inc.)

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) OF THE SECURITIES AND EXCHANGE COMMISSION

As of March 31, 2017

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Coordinated Capital Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Coordinated Capital Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).